Beau Yanoshik

Associate

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

September 17, 2020

Mr. Mark A. Cowan Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	SPDR Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment No. 233 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 233”)

Dear Mr. Cowan:

This letter responds to comments you provided in a telephonic conversation with me on Monday, August 17, 2020, with respect to Amendment No. 233. Amendment No. 233 was filed on July 10, 2020 and included disclosure with respect to the SPDR Bloomberg Barclays 3-12 Month T-Bill ETF (the “Fund”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information filed as part of Amendment No. 233.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 233. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 233.

Prospectus

1.	Comment: Please confirm whether upon effectiveness the Fund will be operating pursuant to the Registrant’s existing exemptive order or Rule 6c-11 under the 1940 Act.

Response:    Upon effectiveness the Fund will operate pursuant to the Registrant’s existing exemptive order.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

2.

Comment:   Please explain why the Fund’s investment objective states the Fund seeks to “correspond generally to the price and yield performance of an index,” while the principal investment strategy section states the Fund seeks to “track” the Index.

Response:     The objective states that the Fund “seeks to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of an index that tracks the 3-12 month sector of the United States Treasury Bill market.” Emphasis added. This use of the phrase “correspond generally” in the Fund’s objective is consistent with the phrasing of the investment objectives of other funds in the Trust and the exemptive order upon which the Fund will initially rely (Investment Company Act Release No. 27809 (April 30, 2007)). Further, the Registrant already uses the term “tracks” in the objective to describe the Index. Nonetheless, the Registrant believes using the term “track” in the investment strategy section is consistent with the objective and appropriate because it conveys the meaning of the objective succinctly without repeating the entire objective.

3.	Comment: Please consider naming the Fund’s Index in the Fund’s investment objective.

Response:     The Registrant believes the current investment objective is appropriate.

4.	Comment: Please provide a completed draft of the Fund’s fee table and example information prior to effectiveness.

Response:     The completed fee and example tables are included in Appendix A to this correspondence.

5.	Comment: Please confirm a line item for Acquired Fund Fees and Expenses is not required in the Fund’s fee table.

Response:     The Registrant confirms acquired fund fees and expenses are not expected to exceed 0.01% of the Fund’s average net assets during its first year of operation.

6.	Comment: In the introduction to the Example table in the Fund Summary section, please consider revising the second sentence as follows:

The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and ~~then~~ either hold or sell all of your Fund Shares at the end of those periods.

Response:     The Registrant notes the current disclosure tracks what is required by Item 3 of Form N-1A and, therefore, believes the current disclosure is appropriate.

7.	Comment: Please provide the Staff with a copy of the Index methodology. Additionally, please provide additional information about the Index methodology in Item 9.

Response:     The Index methodology and factsheet were provided on September 14, 2020. The Registrant believes the Item 4 disclosure provides an adequate and appropriate description of the material terms of the Index methodology and, therefore, has not revised the Item 9 disclosure.

8.	Comment: The principal investment strategy first states the Fund employs a sampling strategy to track the Index, but later states it may employ a replication strategy. Please revise the disclosure to make clear from the outset that the Fund can use either a sampling or replication strategy depending on certain factors considered by the Adviser. Please clearly describe the circumstances that will determine when the Fund samples and when the Fund replicates.

Response:     The Registrant believes the current disclosure is appropriate. In particular, the Registrant notes the disclosure below, included in the first paragraph of “The Fund’s Principal Investment Strategy” section, explaining that the Adviser may either employ a sampling strategy or a replication strategy, based on the Adviser’s determination of what is in the best interest of the Fund.

“. . . SSGA Funds Management, Inc., the investment adviser to the Fund, either may invest the Fund’s assets in a subset of securities in the Index or may invest the Fund’s assets in substantially all of the securities represented in the Index in approximately the same proportions as the Index, as determined by the Adviser to be in the best interest of the Fund in pursuing its objective.”

In addition, the Registrant notes that the “Additional Strategies Section” describes circumstances that may prevent the Fund from achieving a high degree of correlation with the Index (e.g., when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow the Index, when a security in the Index becomes temporarily illiquid, unavailable or less liquid, or legal restrictions exist that prohibit the Fund from investing in a security in the Index). In such circumstances, the Adviser may employ a sampling strategy.

9.

Comment:   Please delete the following disclosure from the principal investment strategy or explain the basis for its inclusion in light of the fact that the Index only includes U.S. government securities, which are excluded from diversification calculations. See Section 5(b)(1) of the Investment Company Act of 1940; see also and Investment Company Act Release No. 9785 (May 31, 1977).

The Fund is classified as “diversified” under the Investment Company Act of 1940, as amended; however, the Fund may become “non-diversified” solely as a result of changes in the composition of the Index (e.g., changes in weightings of one or more component securities). When the Fund is non-diversified, it may invest a relatively high percentage of its assets in a limited number of issuers.

Response:     The Registrant has removed the referenced disclosure.

10.

Comment:     With respect to the following sentence included in the Fund’s principal investment strategy, please specify the types of securities that have “economic characteristics that are substantially identical to the economic characteristics of the securities that comprise the Index.” In addition, if the Fund will count derivatives towards meeting the 80% policy below, please confirm the Fund values such derivatives on a mark-to-market basis.

Under normal market conditions, the Fund generally invests substantially all, but at least 80%, of its total assets in the securities comprising the Index and in securities that the Adviser determines have economic characteristics that are substantially identical to the economic characteristics of the securities that comprise the Index.

Response:     Securities with “economic characteristics that are substantially identical to the economic characteristics of the securities that comprise the Index” is a general reference to securities purchased in to-be-announced (TBA) transactions and shares of other exchange-traded funds that hold a subset of the Index components. The Registrant notes that the policy referenced above is consistent with the representation included in the notice related to the exemptive order upon which the Fund will initially rely (Investment Company Act Release No. 27809 (April 30, 2007)). The Fund, however, does not intend to enter into TBA transactions or invest in shares of other ETFs as part of its principal investment strategy and, therefore, the Registrant respectfully declines to revise the disclosure as requested. The Fund will not count investments in derivatives towards meeting the 80% policy referenced above.

11.

Comment:   Please clarify what is meant by “updated” in the following sentence in the principal investment strategy. For example, if this refers to rebalancing or reconstituting, consider replacing with the applicable term.

Securities in the Index are updated on the last business day of each month.

Response:     The Registrant has revised the disclosure as follows:

Securities in the Index are ~~updated~~ reconstituted and rebalanced on the last business day of each month.

12.	Comment: Please revise in plain English the term “modified adjusted duration” in the following sentence in the principal investment strategy:

As of [May 31, 2020], there were approximately [20] securities in the Index and the modified adjusted duration of securities in the Index was approximately [0.44] years.

Response:     The Registrant has removed the reference to “modified adjusted duration” from the principal investment strategy.

13.

Comment:   The Staff notes the “Market Risk” discussion included in Item 9 has disclosure related to COVID-19. Please include a brief summary of this disclosure in Item 4 or explain why it is not appropriate to include in Item 4.

Response:     The Registrant believes the current Item 4 disclosure, which refers to the potential significant impact the spread of infectious illness may have on the Fund and its investments, is an appropriate summary of the Item 9 disclosure.

14.

Comment:   With respect to the following disclosure in the “U.S. Treasury Obligations Risk,” please provide additional information regarding how U.S. Treasury obligations “differ” from other fixed income securities.

U.S. Treasury obligations may differ from other fixed income securities in their interest rates, maturities, times of issuance and other characteristics.

Response:     The Registrant believes the current disclosure, which explains that U.S. Treasury obligations may differ from other fixed income securities in terms of their interest rates, maturities, times of issuance and other characteristics, provides an adequate and appropriate description.

15.	Comment: Please revise the “Indexing Strategy/Index Tracking Risk” discussion to state the Fund may use either a sampling or replication strategy and discuss the risks associated with both.

Response:     The Registrant believes the current disclosure is appropriate. In particular, the Registrant notes the Fund’s principal investment strategy states that the Adviser “either may invest the Fund’s assets in a subset of securities in the Index or may invest the Fund’s assets in substantially all of the securities represented in the Index in approximately the same proportions as the Index, as determined by the Adviser to be in the best interest of the Fund in pursuing its objective.” In addition, the last sentence of the “Indexing Strategy/Index Tracking Risk” notes that utilizing a sampling strategy potentially increases the risk of divergence between the Fund’s return and that of the Index.

16.	Comment: Please consider revising the last sentence in the “Index Strategy/Index Tracking Risk” discussion as follows:

The Adviser ~~may attempt to~~ generally replicates the Index returns by investing in fewer than all of the securities in the Index, or in some securities not included in the Index, potentially increasing the risk of divergence between the Fund’s return and that of the Index.

Response:     The Registrant believes the current disclosure is appropriate, as the Fund may not necessarily employ a sampling strategy at all times.

17.

Comment:   Please revise the “Low Short-Term Interest Rates Risk” discussion in Item 4 to note that interest rates are at historic lows and describe any associated impact on the Fund. Please also briefly discuss in Item 4, and in greater detail in Item 9, the actions taken by the Federal Reserve (e.g., asset and bond buyback programs) and other stimulus programs implemented as a result of the pandemic.

Response:     The Registrant has updated the “Debt Securities Risk” to note that interest rates are at historic lows. The Registrant believes the current “Market Risk” discussion in Item 9, which refers to actions taken by governments and central banks, including the Federal Reserve, in response to the pandemic, is appropriate.

18.	Comment: Please delete the “Non-Diversification Risk” discussion from the principal risks section for the reasons stated in comment 9.

Response:     The Registrant has deleted the “Non-Diversification Risk” discussion from the principal risks sections.

19.	Comment: The Staff notes that “Securities Lending Risk” is listed as a principal risk of the Fund. Please add corresponding disclosure about securities lending to the Fund’s principal strategy.

Response:     While the Fund may engage in securities lending, the Registrant does not consider securities lending to be a part of the Fund’s principal investment strategies. Because the Fund may, in connection with its securities lending activities, receive collateral or invest cash collateral in securities that differ from and may have a greater risk of loss than the Treasury securities included in the Index, the Registrant believes it is appropriate to include a discussion of “Securities Lending Risk” as a principal risk.

20.	Comment: If derivatives are part of the Fund’s principal strategy, please add disclosure to the principal strategy section and corresponding principal risk disclosure.

Response:     The Registrant confirms the Fund will not invest in derivatives as part of its principal investment strategy.

21.

Comment:   Please consider adding disclosure to the principal risks section discussing the risks associated with investing in a new fund (e.g., higher expenses, the Fund may not grow to an economically viable size, the Fund may cease operations, and investors may have to liquidate or transfer investments at a loss).

Response:     The Registrant has added the following to the principal risks section:

New Fund Risk. The Fund is new and there is no assurance that the Fund will grow quickly. When the Fund’s size is small, the Fund may experience low trading volume, which could lead to wider bid/ask spreads. In addition, the Fund may face the risk of being delisted if the Fund does not meet certain conditions of the listing exchange. Any resulting liquidation of the Fund could cause elevated transaction costs for the Fund and negative tax consequences for its shareholders.

22.	Comment: Please identify supplementally the broad based securities index the Fund intends to use.

Response:    The Fund will use the Bloomberg Barclays U.S. Aggregate Bond Index as its broad based securities index.

23.

Comment:   The Staff notes that the disclosure in the “Additional Strategies Information” section cross-references the Fund Summary for a more complete discussion. Item 9 disclosure should not cross reference to information included in the Fund Summary. The summary should be derived from the more detailed discussion of the principal strategies disclosed in Item 9. Please revise in accordance with the requirements of Item 4 and Item 9. See IM Guidance Update 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure.

Response:     The Registrant believes the Fund’s current Item 4 disclosure provides an adequate and appropriate summary of the Fund’s principal investment strategies and therefore has not revised either the Item 4 or Item 9 disclosure. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund.

24.	Comment: The Staff notes the inclusion of the following sentence in the “Additional Strategies Information” section. Please confirm the Fund’s investments in derivatives will be valued on a mark-to-market basis for purposes of the Fund’s 80% policy referenced in Comment 10.

The Adviser will utilize a sampling strategy in managing the Fund. Sampling means that the Adviser uses quantitative analysis to select securities, including securities in the Index, outside of the Index and derivatives that have a similar investment profile as the Index in terms of key risk factors, performance attributes and other economic characteristics.

Response:     As noted in response to comment 10, the Fund will not count investments in derivatives towards meeting the 80% policy referenced in comment 10.

25.

Comment:   Please revise the following sentence included in the “Additional Strategies Information” section to more fully describe the factors considered by the Adviser when determining the quantity of Fund holdings.

The quantity of holdings in the Fund will be based on a number of factors, including asset size of the Fund.

Response:     The Registrant believes the current disclosure is appropriate. The Registrant notes the paragraph preceding the referenced disclosure includes the sentence noted below. The Adviser may consider the circumstances described in the sentence below when determining the quantity of Fund holdings.

For example, the Fund may not be able to achieve a high degree of correlation with its Index when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow the Index, when a security in the Index becomes temporarily illiquid, unavailable or less liquid, or legal restrictions exist that prohibit the Fund from investing in a security in the Index.

26.	Comment: Please revise the sentence included in the “Additional Strategies Information” section as follows:

The Fund has adopted a non-fundamental investment policy to invest at least 80% of its net assets, plus the amount of borrowings for investment purposes, in ~~investments suggested by its name~~ securities comprising the Index, measured at the time of investment.

Response:     The Registrant believes the current disclosure is appropriate, as it refers to the Fund’s investment policy per Rule 35d-1 under the 1940 Act.

27.

Comment:   The Staff notes the “Certain Other Investments” discussion included in the “Non-Principal Strategies” section in Item 9 states that the Fund may invest in “. . . swaps, options and futures contracts.” Please reconcile this with the fact that other disclosure suggests the Fund will invest in derivatives as part of its principal investment strategy.

Response:     The Registrant confirms the Fund will not invest in derivatives as part of its principal investment strategy. The reference to derivatives in the “Principal Strategies” section in Item 9 is an example of one of several techniques the Fund may employ when sampling and is not meant to infer that derivatives are a principal part of the Fund’s investment strategy.

28.

Comment:   Please explain the basis for the following sentence included in the “Temporary Defensive Positions” discussion included in the “Non-Principal Strategies” section in Item 9. Please also disclose the effects that taking such a temporary defensive position would have on the Fund (e.g., that the Fund may not achieve its investment objective). Please also explain how taking temporary defensive positions would be “. . . consistent with the Fund’s investment objective. . . .”

For example, the Fund may make larger than normal investments in derivatives to maintain exposure to its Index if it is unable to invest directly in a component security.

Response:     The Fund will not deviate from its investment objective. As stated in the Prospectus, the Fund may temporarily depart from its normal investment policies and strategies, provided that the alternative is consistent with the Fund’s investment objective and is in the best interest of the Fund. For example, the Adviser may, as a result of certain market conditions, seek to maximize the liquidity of the portfolio. In some instances, an investment in a derivative instrument may provide higher liquidity than other types of investments. Consequently, under such circumstances, the Fund may invest in a different mix of investments than it would under normal circumstances.

29.

Comment:   The Staff notes the last sentence included in the “Borrowing Money” discussion in the “Additional Strategies Information” section. Please revise the disclosure to note that in order for reverse repurchase agreements to not be counted towards the 33 1/3% limit, they must be covered. See Investment Company Act Release No. 10666 (Apr. 18, 1979).

Response:     The Registrant notes that the Fund’s investments in reverse repurchase agreements will be fully covered, as stated in the following statement in the “Reverse Repurchase Agreements” discussion in the SAI: “the Fund’s exposure to reverse repurchase agreements will be covered by securities having a value equal to or greater than such commitments.” As a result, the Registrant believes the current disclosure is appropriate.

30.

Comment:   Please confirm whether “Credit Risk” and “Interest Rate Risk” are principal risks of the Fund. The Staff notes these risks are included in the principal risks discussion in Item 9, but not Item 4.

Response:     The “Credit Risk” and “Interest Rate Risk” discussions under Item 9 are intended to supplement and enhance the summary Item 4 “Debt Securities Risk” discussion. As a result, the Registrant believes the current disclosure is appropriate.

31.

Comment:   The Staff notes the inclusion of a “Non-Principal Strategies” and “Non-Principal Risks” sub-section in the “Additional Strategies Information” and “Additional Risk Information” sections, respectively. The Staff encourages funds to disclose non-principal risks (and non-principal investment strategies) in a fund’s statement of additional information rather than in the fund’s prospectus. The Staff believes that including this disclosure in the prospectus may overwhelm other important information. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response:     The Registrant believes the non-principal investment strategies and non-principal risks included in the prospectus are appropriate, clearly marked as non-principal, and do not overwhelm other information included in the prospectus. In addition, the

Registrant notes that the Fund uses a summary prospectus and believes that individuals that review the statutory prospectus are looking for additional information with respect to the Fund.

32.

Comment:   Please consider deleting the “Concentration Risk” discussion from the “Non-Principal Risks” section of Item 9, as the Index only includes U.S. government securities and U.S. government securities are not required to be counted for concentration purposes. See Investment Company Act Release No. IC-9785 (May 31, 1977).

Response:     The Registrant has removed the “Concentration Risk” discussion from the “Non-Principal Risks” section of the Prospectus.

33.

Comment:   With respect to the following sentence included in the “Counterparty Risk” discussion in the “Non-Principal Risks” section in Item 9, please confirm that the Fund will not invest in reverse repurchase agreements as part of its principal investment strategy.

The Fund will be subject to credit risk with respect to the counterparties with which the Fund enters into derivatives contracts and other transactions such as repurchase agreements or reverse repurchase agreements.

Response:     The Registrant confirms it will not invest in reverse repurchase agreements as part of the Fund’s principal investment strategy.

34.

Comment:   The Staff notes the inclusion of “Derivatives Risk” in the “Non-Principal Risks” section in Item 9. Please confirm whether investments in derivatives are part of the Fund’s principal strategy.

Response:     The Registrant confirms the Fund will not invest in derivatives as part of its principal investment strategy.

35.

Comment:   The Staff notes the inclusion of “Portfolio Turnover Risk” in the “Non-Principal Risks” section in Item 9. Please consider adding a discussion about frequent trading to the “Non-Principal Strategies” section in Item 9.

Response:     The Registrant believes the current disclosure is appropriate. The Registrant notes the “Portfolio Turnover Risk” discussion in the “Non-Principal Risks” section states that the Fund may engage in frequent trading of its portfolio securities.

Statement of Additional Information

36.

Comment:   Please consider deleting the “Concentration” discussion in the “Investment Policies” section, as the Index only includes U.S. government securities and U.S. government securities are not required to be counted for concentration purposes. For similar reasons, please also consider deleting the phrase “except as may be necessary to approximate the composition of the Fund’s underlying Index” in the Fund’s fundamental investment restriction regarding concentration. See Investment Company Act Release No. IC-9785 (May 31, 1977).

Response:     The Registrant respectfully declines to delete the disclosures as requested. The Registrant believes the disclosure is appropriate and consistent with Section 8(b) of the 1940

Act and Item 16(c)(iv) of Form N-1A, which both require that the registration statement state, among other things, the Fund’s policy with respect to concentrating in an industry.

37.

Comment:   The Staff notes the inclusion of the following sentence in the “Investment Restrictions” section of the SAI. To avoid confusion, please delete the term “borrowings” because most borrowings cannot be covered.

The 1940 Act generally prohibits funds from issuing senior securities, although it does not treat certain transactions as senior securities, such as certain borrowings, short sales, reverse repurchase agreements, firm commitment agreements and standby commitments, with appropriate earmarking or segregation of assets to cover such obligation.

Response:     The Registrant believes the current disclosure is appropriate. The Fund’s borrowings will be subject to the asset coverage requirements of Section 18(f) of the 1940 Act.

Part C

38.

Comment:   The Staff notes that the advisory agreement and fee waiver agreement with respect to the Fund have not been included in the Part C. Please confirm these will be filed in a future amendment. In addition, please file the licensing agreement with the index provider, as the Staff considers this agreement to be material.

Response:     The Registrant confirms the advisory agreement and fee waiver agreement (with respect to acquired fund fees and expenses) will be included in a future amendment. The Registrant does not believe the license agreement between the Adviser and the index provider is required to be filed because the Registrant and Fund are not parties to the license agreement and, therefore, has not filed the license agreement as an exhibit to the registration statement.

39.

Comment:   On the signature page of the Part C, Mr. Rosenberg’s title is listed as “Treasurer and Principal Financial Officer.” Please revise Mr. Rosenberg’s title to also include “Principal Accounting Officer” or “Comptroller,” or explain why this is not appropriate.

Response:     Section 6.11 of the Registrant’s Amended and Restated By-Laws states: “The Treasurer shall be the chief financial officer, principal accounting officer, and principal financial officer of the Trust.” For purposes of Section 6(a) of the Securities Act of 1933, Mr. Rosenberg, as the elected Treasurer of the Registrant, is the principal accounting officer of the Registrant, but it is not his title.

***************

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc: Andrew	DeLorme, Esq.

W. John McGuire, Esq.

Appendix A

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Fund Shares”). This table and the Example below reflect the expenses of the Fund and do not reflect brokerage commissions you may pay on purchases and sales of Fund Shares.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.1345%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.0012%
Total annual Fund operating expenses	0.1357%
[1]	“Other Expenses” are based on estimated amounts for the current fiscal year.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$14	$44